Crown Cork & Seal Company, Inc.

                                                                  Exhibit 11

                        Computation of Earnings per Common Share
                     (in millions except per share data)

                                                         Three months ended
                                                         March 31,  March 31,
                                                           1997       1996
Line

1   Net income available to common shareholders            $33.1      $29.1


2   Weighted average number of common shares outstanding
     during period                                         128.5      105.1


3   Net shares issuable upon exercise of dilutive
     outstanding stock options                                .7         .3


4   Weighted average convertible preferred stock*           11.3        4.4


5   Preference dividends                                   $ 5.9      $ 2.2


6   Primary earnings per common share                      $0.26      $0.28


7   Fully diluted earnings per common share**              $0.26      $0.28


* Preferred shares are convertible into common stock (at the discretion of the holder) at a rate of .911. For 1996 this assumed conversion is averaged from the issuance date of February 26, 1996.

** The 4.5% cumulative convertible preferred stock and the related dividends were excluded from the calculation of first quarter 1997 and 1996 fully diluted earnings per share as they were anti-dilutive.